May 10, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On February 11, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the Altegris Global Macro Strategy Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 210 to its registration statement under the Securities Act of 1933 on Form N-1A.  On April 13, 2011, you provided oral comments with respect to the Fund.  On April 27, 2011, you provided additional written comments with respect to the Fund.  On May 5, 2011 and May 9, 2011, you provided supplemental oral comments with respect to the Fund.  Please find below the Registrant's responses to the cumulative comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Item 4 responses will be carried over to the relevant portions of Item 9 and are not repeated in this letter for the sake of brevity.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS - SUMMARY

1.

Comment.  Please remove "Global" from the Fund's name or adopt a policy to invest, under normal circumstances, at least 40% of the Fund's assets outside of the U.S. in at least 3 foreign countries.

Response.  The Registrant has removed Global from the Fund's name.

2.

Comment.  In the footnotes to the table describing fees and expenses of the Fund, please include a footnote to the Redemption Fee describing the fee for redemption proceeds sent by wire.

Response.  The Registrant has added the requested footnote.

3.

Comment.  In the table describing fees and expenses of the Fund, please include a line item for acquired fund fees and expenses, unless such fees and expenses are less than 0.01%.

Response.  The Registrant does not expect that the Fund will incur acquired fund fees and expenses and, therefore, omits this line item.

4.

Comment.  In the table describing fees and expenses of the Fund, please expand the footnote to other expenses to describe underlying pools and the estimated expenses of investing in them.

Response.  The requested addition to the footnote has been made.

5.

Comment.  Under the section entitled Principal Investment Strategies, please amend the disclosure stating that the Fund limits swap counterparty exposure to 25% per counterparty, to limit per counterparty exposure to all derivatives, not just swaps.

Response.  The Registrant has amended the disclosure as requested.

6.

Comment.  Under the section entitled Principal Investment Strategies, please add a brief description of "absolute returns" to distinguish these from market neutral returns.

Response.  The Registrant has added a clarification to the description of absolute returns to make clear that they are not the same as market neutral returns to clarify their nature for prospective shareholders.

7.

Comment.  Please amend the Principal Investment Strategy disclosure describing derivative instruments to specify that they may be used for hedging, as substitutes for securities and for speculation, as consistent with the adviser's investment strategy.  See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").  Additionally, please assure risk disclosures are consistent with the strategy-specific use of derivatives, e.g. leverage.

Response.  The Registrant has amended its current description of derivatives to make clear that Underlying Pools (formerly referred to as Underlying Funds in the registration statement) and the Fund use derivatives for hedging purposes and as substitutes for securities, commodities and currencies.  Additionally, the Registrant has amended risk disclosures to provide more strategy-specific description of derivative risks.

8.

Comment.  Under the section entitled Principal Investment Risks, please refine the disclosure describing Short Position Risk to make clear these risks are not addressed to stock short selling, unless that is the Fund's intent. If the Fund intends to sell stocks short, please provide relevant disclosures.

Response.  The Registrant has amended the risk disclosure to make clear short position risk is not addressing stock short selling risks.

9.

Comment.  Under the section entitled Principal Investment Risks, please consider whether regulatory risk is adequately addressed (refer to April 26, 2011, Wall Street Journal article on commodities-linked mutual funds).

Response.  The Registrant has reviewed the present risk disclosure entitled Regulatory Change Risk and believes that it alerts prospective investors to the potential negative impact of regulatory changes proposed by the Commodity Futures Trading Commission.

10.

Comment.  Under the sub-section entitled Who Should Invest in the Fund?, please restate in plain English or delete this sub-section.

Response.  The Registrant has restated this sub-section in, what it believes to be, plain English.

PROSPECTUS - STATUTORY

11.

Comment.  Under the section entitled Principal Investment Risks, please remove references to "notional funding" or restate a form of leverage risk.

Response.  The Registrant has amended the risk disclosure describing notional funding to make clear this is a form of leverage risk.

STATEMENT OF ADDITIONAL INFORMATION

12.

Comment.  Under the section entitled Types of Investments, please remove references to "notional funding" or restate a form of leverage risk.

Response.  The Registrant has amended the risk disclosure describing notional funding to make clear this is a form of leverage risk.

GENERAL

13.

Comment.  With respect to the subsidiary, please provide representations that address the following requirements:

i)

Will the Fund look through to the subsidiary regarding diversification and concentration?

ii)

Will the subsidiary’s advisory contract comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund’s Board of Trustees?

iii)

Will the subsidiary comply with Section 10 and 16 of the 1940 Act?

iv)

Will the subsidiary submit to inspection by the Commission?  This could be documented in an undertaking in Part C.

v)

Will the subsidiary comply with Section 17(g) of the 1940 Act and Rule 17g-1 thereunder with respect to the custodial relationships?

Responses.

(i)

The Fund will look through to the subsidiary regarding diversification and concentration on a consolidated basis.

(ii)

The subsidiary’s advisory contract will comply with Section 15 of the 1940 Act and will it be ratified in accordance with Section 15 by the Fund’s Board of Trustees.

(iii)

The subsidiary will comply with Section 10 and Section 16 of the 1940 Act.

(iv)

The subsidiary will consent to inspection by the Commission pursuant to an undertaking presented in Part C.

(v)

The subsidiary will comply with Section 17(g) of the 1940 Act and Rule 17g-1 thereunder with respect to custodial relationships.

Clarifications and Representations

The Registrant notes that underlying pool expenses are not included in the Fund's fee table as acquired fund fees and expenses because underlying pools are not investment companies and are therefore outside of the ambit of the definition of investment expenses that must be included in acquired fund fees and expenses.  The Registrant believes that underlying pool investment strategy and risk disclosures alert prospective investors to the additional layer of underlying pool fees they will indirectly bear by investing in the Fund.  The Registrant notes that the prospectus contains leverage risk disclosures for the purpose of alerting prospective investors to the indirect leverage risk the Fund bears through underlying pools.  The leverage risk disclosure has been amended to make clear that Fund cannot lose more than its investment in an underlying pool because the Fund is not legally liable for an underlying pool's derivative or other obligations.  Additionally, the Registrant represents that the Fund does not employ leverage directly except to the extent that leverage is indirectly present in swap contracts.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771